Exhibit 99.01
Audit Committee Report
In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Bank.
The Audit Committee of the Federal Home Loan Bank of New York (“FHLBNY”) for 2008 is currently composed of eight Directors, three of whom were appointed to the Board by the Federal Housing Finance Board and five of whom were elected to the Board by the members of the FHLBNY. The Audit Committee had seven meetings during 2007 and during these meetings the Audit Committee met separately with the Chief Audit Officer and the independent registered public accounting firm.
Management has the primary responsibility for the preparation and integrity of the FHLBNY’s financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. FHLBNY’s independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.
The Audit Committee oversees the FHLBNY’s financial reporting process; reviews the programs and policies of the FHLBNY designed to ensure compliance with applicable laws, regulations and policies and monitors the results of these compliance efforts; and advises and assists the Board of Directors in fulfilling its oversight responsibilities relating to risk management, internal controls, the accounting policies and financial reporting and disclosure practices of the FHLBNY, and the independent registered public accounting firm of the FHLBNY.
The Audit Committee has reviewed and discussed the 2007 audited financial statements with management and the independent registered public accounting firm. The Audit Committee has reviewed and discussed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards (“SAS”) No. 61, as amended, “Communication with Audit Committees” and SAS No. 90, “Audit Committee Communications” and with and without management present, discussed and reviewed the results of the independent registered public accounting firm’s audit of the financial statements. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the independent public registered accounting firms independence with them.
Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the FHLBNY’s audited financial statements be included in the FHLBNY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the SEC.
FHLBNY AUDIT COMMITTEE MEMBERS

2007	2008
Carl A. Florio, Chairman	Carl A. Florio, (Former Chair, left Board on February 22, 2008)
George L. Engelke, Jr.	Anne Evans Estabrook
Anne Evans Estabrook	José Ramon González
José Ramon González	Joseph R. Ficalora
Joseph R. Ficalora	Michael M. Horn
Michael M. Horn (Acting Chair)	Katherine J. Liseno
Katherine J. Liseno	Joseph J. Melone
Joseph J. Melone	John M. Scarchilli
John M. Scarchilli